AH
3/18/2002

02019349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53290

SEC MAIL RECEIVED MAR 01 2002 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Falcon Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
60 Kendrick Street
(No. and Street)

Needham	**MA**	**02494**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew J. Hurley **(781) 247-7203**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Matthew J. Hurley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Falcon Capital Markets, LLC, as of February 22, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title: Vice President & Chief Financial Officer

Notary Public

Subscribed to and sworn before me this 22 day of Feb 02

MARISA C. PICCIRILLI, Notary Public
My commission expires May 27, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Falcon Capital Markets, LLC

Financial Statements
and Supplemental Information

For the period from April 5, 2001 (commencement of operations) to December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Member and Board of Members of
Falcon Capital Markets, LLC

We have audited the accompanying statement of financial condition of Falcon Capital Markets, LLC (the "Company") as of December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the period from April 5, 2001 (commencement of operations) to December 31, 2001. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Capital Markets, LLC at December 31, 2001, and the results of its operations and its cash flows for the period from April 5, 2001 (commencement of operations) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 21, 2002

Falcon Capital Markets, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$40,527
Total assets	$40,527
Liabilities and member's equity	
Accrued expenses	$19,067
Member's equity, net	21,460
Total member's equity	$40,527

See notes to financial statements.

Falcon Capital Markets, LLC

Statement of Operations

For the period from April 5, 2001 (commencement of operations) to December 31, 2001

Revenues:	
Interest income	$ 735
Expenses:	
Professional fees	$ 20,620
Regulatory fees	6,770
Printing and reproduction	1,197
Miscellaneous	688
	$ 29,275
Net loss	$(28,540)

See notes to financial statements.

Falcon Capital Markets, LLC

Statement of Changes in Member's Equity

For the period from April 5, 2001 (commencement of operations) to December 31, 2001

	Total Member's Equity
Capital contributions	$ 50,000
Net loss	(28,540)
Balance at December 31, 2001	$ 21,460

See notes to financial statements.

Falcon Capital Markets, LLC

Statement of Cash Flows

For the period from April 5, 2001 (commencement of operations) to December 31, 2001

Operating activities	
Net loss	$(28,540)
Adjustments to reconcile net income to cash used in operating activities:	
Increase in accrued expenses	19,067
Net cash used in operating activities	(9,473)
Investing activities	-
	-
Financing activities	
Contributions to member's equity	50,000
Net cash provided by financing activities	50,000
Increase in cash and cash equivalents	40,527
Cash and cash equivalents at beginning of the period	-
Cash and cash equivalents at end of the period	$ 40,527

See notes to financial statements.

Falcon Capital Markets, LLC

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Falcon Capital Markets, LLC (the "Company") is a limited purpose broker/dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as well as with the National Association of Securities Dealers, Inc. (the "NASD"). The sole member of the Company is Falcon Partners Holdings, LLC. The Company was formed on July 11, 2000, but operations did not commence until April 5, 2001, the date on which the initial capital was contributed.

The principal activities of the Company will be to provide investment banking and related financial advisory and consulting services to its clients, which may include prospective issuers and purchasers of securities and may include activities such as acting as a finder or placement agent in securities issuances. The Company will also provide investment banking and related financial advisory and consulting services in connection with the structuring of financing, refinancing, recapitalization and restructuring transactions.

The Company will not trade securities for its customers; will not hold customer funds or securities; and will not have discretionary authority over customer funds or securities. The Company will not underwrite securities or participate in a selling group in connection with any underwriting; will not carry a dealer inventory of securities or quote a market in any security; will not advertise or otherwise hold itself out to the public as a dealer or as being willing to buy and sell any security; will not arrange any extension or credit on securities; and will not lend any securities.

The Company will not change its method of doing business in any manner which will cause it to lose its exemptive status under SEC Rule 15c3-3(k)(2)(iii) or commence any operation(s) that will disqualify it from continued exemption under this Rule without first having obtained the prior written approval of the NASD.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid short-term investments with original maturities of three months or less.

2. Significant Accounting Policies (continued)

Use of Estimates

Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Revenues

Revenues consist of interest income, which is recognized as earned.

Organization Costs

Organization costs have been expensed as incurred.

Income Taxes

The Company is treated as a partnership for federal and state tax purposes. Therefore, no provision for income taxes has been made in the financial statements of the Company, since these taxes are the responsibility of the member rather than of the Company.

3. Transactions with Affiliates

On April 1, 2001, the Company entered into an agency agreement with a related party, Falcon Investment Advisors, LLC ("Falcon Advisors"). Per the agreement, the Company will be allowed to utilize that portion of the facilities and services (including designated personnel) available at Falcon Advisors as is reasonably necessary for the Company to conduct its business. Falcon Advisors will allocate that portion of expenses incurred, if any, and in turn, the Company shall pay for the use of allocated facilities and services.

For the period from April 5, 2001 (commencement of operations) to December 31, 2001, Falcon Advisors did not allocate any expenses to the Company, and has waived its right to reimbursement of expenses incurred, if any, from the Company for that period. Falcon Capital Markets, LLC and Falcon Investment Advisors, LLC are 100%-owned by Falcon Partner Holdings, LLC, a Delaware limited liability company.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $21,460, which was $16,460 in excess of the amount required to be maintained at that date.

Supplemental Information

Falcon Capital Markets, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

(Dollars in thousands)

Computation of net capital	
Total member's equity	$21,460
Subordinated note payable	-
Total regulatory capital	21,460
Deductions and/or charges:	
Nonallowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities positions	21,460
Haircuts on securities	-
Net capital	$21,460
Computation of alternative net capital requirement	
Net capital requirement (minimum)	$ 5,000
Excess net capital	$16,460

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

Falcon Capital Markets, LLC

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Members of
Falcon Capital Markets, LLC

In planning and performing our audit of the financial statements of Falcon Capital Markets, LLC (the "Company") for the period from April 5, 2001 (commencement of operations) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 21, 2002